FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant’s name into English)

Gran Vía, 28
28013 Madrid, Spain
3491-459-3050
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Third Telefónica Investor Conference:
Presentation delivered by Mr. César Alierta, Executive Chairman & CEO of Telefónica (opening session)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	October 13th, 2003	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors

César Alierta
Executive Chairman and CEO
Telefónica, S.A.



THIRD INVESTOR CONFERENCE

MADRID 2003

Telefónica

Safe harbor

"This presentation contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator"

Enhancing cash returns through growth and transformation

October 9, 2003

Contents

- Successful management through a difficult environment: progress over the past 18 months
- A strong position allowing for improved shareholder returns
- Our strategy going forward will enable us to continue enhancing cash returns through growth and transformation

Since our last meeting early in 2002, we have successfully managed the company through a tough environment

I Strengthened position in our core markets to capture customer growth

II Proactively managed the challenging LatAm environment

Driving strong free cash flow generation

- Anticipation of market trends
- Consistent management priorities
- Focus on multi-year efforts

III Continued to strengthen commercial and operational focus, and tight cost and CapEx discipline

IV Decisively restructured under-performing operations to focus on core businesses

In Spanish wireline, we are managing top-line pressure and over-performing on cash generation

Managing revenue challenges in wireline voice through innovation and loyalty management...

- Bundled traffic offers
- Recurring retention and loyalty campaigns
- Launched advanced VAS (SMS service, innovative handsets, PBX solutions)

...And exceeding expectations of CapEx reduction and FCF generation maintaining competitive position *and* high quality of operations

...Profitably boosting DSL take-up...

DSL lines and gross margin over revenues
Total market (000)


2003E
50%
2002
24%
Annual gross margin over revenues
1,294
957
661
376
158
48
14
jun-00
dec-00
jun-01
dec-01
jun-02
dec-02
jun-03

Source: 1H 03 Results from DT, FT, TI; 1Q 04 from BT Group

DSL over total access lines (as of June 03)

7%	DT
7%	TEF
6%	FT
5%	TI
4%	BT

CAGR 2001-2003


-12% to -13%
CapEx*
Free cash flow**
10-12%

*Parent company
**Parent company FCF= EBITDA – CapEx– redundancy payments

...And increasing overall ARPU...

ARPU
€/month


55.1
57.5
58.3
2000
2002
1H2003

Telefónica

In wireless, our Spanish operation is performing outstandingly...

Sustained customer growth

Subscribers
(End of Year; Million)


13.7
16.8
18.4
18.9
2000
2001
2002
1H2003

Growing monthly usage per customer

Inter-annual MoU growth


+10.3%
9.6%
5.7%
0.6%
-0.8%
2Q02
3Q02
4Q02
1Q03
2Q03

Attracting and retaining most valuable customers

Gap between outgoing traffic and subscriber market share Mobile Spain


60
58
56
54
52
Outgoing traffic
+3 p.p.
+5 p.p.
Subscriber
1H02E
1H03E

ARPU decline trend reversed

Inter-annual ARPU growth


+2.2%
-0.3%
-6.6%
-5.3%
-4.7%
2Q02
3Q02
4Q02
1Q03
2Q03

Best-in-class among major European wireless operators

- Highest EBITDA margin (54% in 1H03)
- Highest domestic market share (53.5%)
- Highest customer loyalty (0.8% monthly churn in 1H03)
- Highest headcount productivity (4,285 customers per employee in 1H03)

...while we work to capture the wireless growth momentum in LatAm

...Launch of JV's Vivo brand and acquisition of TCO in Brazil...

- Integration of all TEM and PT operators into a single company
- Leading nationwide offer with the broadest coverage
- 17.5m active customers (3.3 m from TCO): 60% average market share in current areas with operations

Strong leadership in gross adds (over 50%; +711 k net adds 1H03) despite intense competition

...While gaining momentum in Mexico

- Operational integration of Pegaso, building the #2 operator in Mexico (2.5 m subs in 1H03)
- Launch of a single brand (MoviStar)
- Acceleration of GSM deployment, with services in 17 main cities in Sept. 2003

Significant growth of net adds since GSM launched (net adds 2Q03 10 times higher than 1Q03).

LatAm's economic downturn has negatively impacted our operations

Adverse environment...

Real and Peso FX vs. Euro*
January 2001 to June 2003


4,5
4,0
3,5
3,0
2,5
2,0
1,5
1,0
0,5
e-01
a
jl
o
e-02
a
jl
o
e-03
a
FX Brazil Real
FX Arg. Peso

Average depreciation of Local currencies vs. Euro
(Interannual change)

	2002	1H03
Brazilian Real	-23.6%	-38.5%
Argentinean Peso	-70.0%	-26.8%

*FX as end of period. Source: Bloomberg

...with significant impact on 2002 financials

Impact of LatAm currencies's FX on Telefónica's operating results in 2002
€m


Revenues
-4.5 € Bn
1,577
2,446
506
EBIT
-0.7 € Bn
304
388
4.8
Operating Cash Flow*
-1.1 € Bn
218
884
5
Total excl. FX
Brazil
Argentina
Other countries
Total incl. FX

* Operating Cash Flow =EBITDA - Capex

...but lower impact in recent months

Impact of FX on Telefonica's rev. and EBITDA growth


-20.7
-20.5
4Q 02
-17.2
-18.0
1Q 03
-9.6
-9.4
2Q 03
Revenues
EBITDA

Telefónica

Despite this, we have limited the impact through our proactive management of this challenging environment

- ✓ **Tight control of OpEx and CapEx across all operations:**
  - Workforce reduction and efficiency programs (OPEX) underway for last two years
  - Contracts renegotiation
- ✓ **Effective management of bad debt**
- ✓ **Cash control**
- ✓ **Proactive financial management** (3.5 € bn savings from debt reduction due to FX)

T.LatAm shows healthy organic growth in local currencies…

Interannual growth
(Figures exclude FX effects)


Revenues
EBITDA
-0.7%
0.6%
7.0%
8.0%
-4.1%
-3.4%
6.8%
7.0%
9M02
FY2002
1Q03
1H03

Significant operating cash flow generation …

Operating cash flow* as % of revenues: T. LatAm


20.8%
38.2%
39.4%
2001
2002
1H03

* Operating cash flow = EBITDA - CapEx

We have continued to improve operational efficiency and capital intensity

Ambitious efforts to improve OpEx efficiency and flexibility across business lines


Operating leverage *
-2.7 p.p.
47.5
45.2
43.7
44.8
00
01
02
1H03
* Fixed costs as % of total costs

- Integrated efficiency programmes under way for more than two years in TdE
- Workforce reduction programs underway at T-LatAm for last two years
- Operational efficiency gains in TEM in Brazil and Mexico from newly acquired scale

Sustained CapEx rationalisation to decrease asset intensity


Total CapEx as % of revenues
27.1%
13.3%
11.3%
2001
2002
1H03

- Multi-year efforts to sustain lower CapEx levels and capital focused metrics (EBIT/ROCE, as well as EBITDA) as key operating performance benchmark

We have decisively restructured under-performing operations to focus on core businesses

European UMTS operations	• Closure of UMTS operations outside Spain to prevent further cash outflows with little upside • First mover to recognise the benefits of withdrawal • Savings of €2.4bn in net income over 2002-2005
Media	• Divestiture of broadcast TV assets (Antena 3, Azul TV)
Via Digital	• Merger agreement with Sogecable to set up the leading and strongest multichannel pay-TV access platform in Spain with more than 2.5m customers, minimising the business risk associated with DTH business
Terra Lycos	• Buy-out of Terra completed (71.97% of ownership after transaction) • Terra is the integrator of portal offers for the residential segment • New Strategic Agreement between Terra and Telefónica is fully developed
Corporate data and solutions businesses	• Divestitures of under-scale, mid-term unprofitable operations • Refocus of T. Data, a product oriented company, into Telefónica Empresas, a customer oriented company • Operational integration of T. Data companies with our wireline operators

Telefónica

As a result, we have delivered organic revenue and margin growth in constant exchange rates ...

Strong organic revenue growth...

Group Revenues
€ bn


+5.3%
-8.5%
+5.2%
-7.3%
31.1
28.4
32.7
14.6
13.6
15.4
2001
2002
1H02
1H03

...and operating margin evolution in constant FX

EBITDA
€ bn


+5.4%
-8.4%
+10.7%
-2.0%
12.8
11.7
13.5
6.1
6.0
6.8
Margin (%)
2001
2002
1H02
1H03
41.2
41.3
41.5
43.9

EBIT
€ bn


+3.9%
-7.3%
+22.8%
+12.0%
5.4
5.0
5.6
2.5
2.8
3.1
2001
2002
1H02
1H03
17.5
17.7
17.2
20.8

Constant exchange rates and perimeter

Real exchange rates

Telefónica

...and boosted stable and predictable growing cash flow generation

Growing, better balanced operating cash flows from core businesses...

Operating cash flow by business line
€ m


Wireline Latam
Wireless
Wireline Spain
Others
2,788
996
783
1,571
1H01
53%
53%
85%
-2%
4,260
1,521
1,450
1,537
1H02
4%
-23%
13%
5%
4,423
1,164
1,642
1,608
1H03
Full year
4,881
63%
7,935

Operating cash flow = EBITDA - CapEx

...leading to outstanding free cash flow evolution

Free cash flow
€ m


X 9.6
467
4,458
2,872
FY 2001
FY 2002
1H03

*FCF= EBITDA-Capex-Net financial expenses-Calls on Cash-Cash taxes-minorities-working capital

Telefónica

Contents

- Successful management through a difficult environment: progress over the past 18 months
- **A strong position allowing for improved shareholder returns**
- Our strategy going forward will enable us to continue enhancing cash returns through growth and transformation

Telefónica

Today, we enjoy a very strong competitive and strategic position in the industry…

93m customers* worldwide (+15m since Seville 02)

Leading player in Spanish and Portuguese speaking markets: both in wireline and wireless services

Telefónica

Track record of strong operating cash flow performance

Consistently one of the top European telcos by market cap

* Figures as of June'03.

...comparing favorably to our peers

Leadership in Spanish/ Portuguese markets

Total market share
2002


Wireline LIS
TEF
36%
Telemar
14%
Telmex
13%
Brasil Telecom
8%
PT
5%
Wireless subs.
TEM*
26%
America Movil
19%
PT*
9%
TIM
8%
BLS
6%

* Both TEM and PT include 100% of Brazil-JV subsidiaries

High share of profit coming from non-domestic markets

% of total consolidated EBITDA from non-domestic markets
2002


TEF
31.3%
FT
31.0%
DT
22.0%
TI
10.4%
BT
3.1%

Source: Deutsche Bank estimates

Leading DSL penetration in Europe

DSL connections over Internet households


5%
UK
7%
IT
17%
FR
17%
GER
13%
EU Avg.
25%
Spain

Source: Jupiter 2003

Telefónica

Also, the company now has a significantly better risk profile

- Sound investments
- Divesting and restructuring operations of uncertain profitability or strategic fit


Business portfolio
Services and technology
Risk management
LatAm
Regulatory

- Balanced set of platforms and services ensuring the best position for future scenarios
- Adoption of advanced technologies with the most attractive payback

- Improved macroeconomic outlook
- Tight CapEx and OpEx management
- Proactive hedging of financial risk

- More predictable regulatory environment in Spain under the new EU framework, fostering innovation and investment.

We enjoy a solid financial position, clearly beyond that of our peers

First-class cash flow generation

Operating cash flow* as % of revenues
1H03


32.6%
28.0%
27.7%
18.1%
33.0%
TEF
DT
FT
BT
TI

* Operating cash flow = EBITDA - CapEx
Source: JP Morgan

The best credit rating

Intangible assets over equity
FY 2002


TEF 0.32
DT 0.83
FT 1.19
BT 0.02
TI 0.70

Source: Bloomberg

Net debt*/EBITDA
2002


1.7
3.3
3.3
1.5
2.6

* Net debt as of June 2003
Source: JP Morgan

Net debt*/Market Cap
(As of 30/09/03)


0.39
1.02
1.12
0.58
1.24

* Net debt as of June 2003
Source: JP Morgan

S&P Rating
September 2003

A
BBB+
BBB
A-
BBB+

This strong position has enabled us to make a sustained and secure dividend commitment...

July 2003 proposal to the General Shareholders' Meeting approved by the Board

2003

- Dividend reinstated
- €0.25/share in 2003
- Shares buy-back (2%)
- Antena 3 dividend in kind

Dividend increased to a competitive amount per share* +

- €0.40/share payable in 2004, 60% increase
- 3.9% yield compared with major EU players' average of 2.8% *

A sustained commitment over time +

- €0.40/share per year in 2004, 2005 and 2006
- Equivalent to €6bn over the period

Scope for further remuneration

- A committed dividend floor

The most explicit and the only long term dividend policy amongst EU integrated telcos

* Figures at 30/09/03

...and, more importantly, reflects the transformation of the company's returns profile into a better one


Well-positioned for growth
Improved returns
Proven risk management

Well-positioned for growth

- Strong position in key growth areas: wireless, broadband, LatAm
- Enhanced commercial aggressiveness to support top-line growth
- Financial and operational resources to exploit growth opportunities

Improved returns

- Profitable operations focused on core businesses
- World-class operational efficiency
- Low asset intensity, leaner operations

Proven risk management

- Restructured portfolio to focus on profitable core assets
- Working for a better balanced regulatory environment
- Proactive financial risk management

Contents

- Successful management through a difficult environment: progress over the past 18 months
- Strong position now allowing for improved shareholder returns
- Our strategy going forward will enable us to continue enhancing cash returns through growth and transformation

Looking ahead, we have a clear strategy to grow cash flows and improve returns

Objectives

- Sustainable cash flow growth
- Improved returns on capital

Lines of action

Customer orientation

Growth

- Broadband
- Wireless
- LatAm Wireline

Transformation

- Commercial oriented company
- Leaner, more efficient business model

The customer is the starting point of this strategy, the center of everything we will be doing in the near future

Households



- Basic communications
- Digital home services: broadband access, multimedia entertainment, domotics

Individuals



- Full mobility
- Ubiquitous broadband
- Premium services

SMEs



- Robust, simple communications
- Multimedia services
- Bundled business solutions / applications

Corporations & Govment.



- Advanced solutions built on new technologies
- Outsourcing of communi-cations infrastructure

- Differentiated solutions for each customer need
- Built for the customer, not from the product
- Driving both:
  - The number of customers (wireless, LatAm wireline...)
  - Service usage and overall ARPU (broadband, wireless...)

Telefonica

We will make revenue growth happen through three key levers

Objectives

- Sustainable cash flow growth
- Improved returns on capital

Customer orientation

Lines of action

Growth

- Broadband
- Wireless
- LatAm Wireline

Transformation

- Commercial oriented company
- Leaner, more efficient business model

In broadband we will continue to develop the market ...

Telefónica has been a successful pioneer in massive/profitable broadband deployment

- First to recognise potential and invest in top 5 European countries

DSL over total lines (percentage as of June 03)


7%
7%
6%
5%
4%
TEF
DT
FT
TI
BT

- Maximum coverage achieved with limited CapEx
- Positive contribution in early phases of deployment

DSL gross margin at TdE


24%
50%
-59%
2001
2002
2003E

... and will continue to develop broadband into a true mass-market

Broadband penetration in Spain

Thousand accesses


Telefónica (incl. wholesale)
Rest of the market
CAGR 02-06: 42-45%
446
1,223
2,185
84%
78%
73%
2001
2002
2003E
2006E

Broadband penetration in Brazil (Sao Paulo)

Thousand accesses


CAGR 02-06: 46-49%
250
440
750
79%
76%
68%
2001
2002
2003E
2006E

Telefónica

... innovating to make broadband a truly "mass-market" service

Segment	Goal	Approach	Examples
Households and Individuals	Broadband as a truly "mass-market" product	Push our own initiatives	New products: eBA, Soluciones ADSL, Mundo ADSL, Imagenio... New segments New devices: WiFi, consoles... Pricing innovation
		+	
SMEs and Corporations	Broadband as a "must-have" for businesses	Cooperate with service providers to stimulate market growth	Sony Philips Securitas Direct ...

2006 ASPIRATIONS

- Over 6 million Telefónica Group DSL connections
- SME's Broadband penetration of 65% and 100% in Corporations in Spain

Terra will play a critical role developing the Residential Broadband-Internet demand

Households



Commercial strategy

- Improving use of narrow and broadband-internet access
- Differentiating a complementary access offer
- Providing e-mail and other internet communications services

Portal + Contents

- Terra is the Group portal agregator for the residential segment
- Terra+Telefónica will manage the on-line contents offer
- Mundo ADSL is the main example of this strategy, as a lever to develop the broadband demand

The Strategic Alliance is the main tool

Group Internet Residential Customers (Narrowband and Broadband)
Million


17-20%
5.6
2003E
2006E

VAS in Spain

Total ARPU
€/month


x 1.1
40
40/45
VAS
Connectivity
Sept 03
Dec 06

- **In 2006 more than 3.7 Million Telefónica Residential customers will access to broadband-internet through Terra Portal.**

In wireless, we stand to capture substantial further growth, both in Spain...

Short term growth: VOICE UPSIDE

- Increased penetration:
  - Intra-company and residential niches
- Tariff and service innovation
- Prepaid-to-contract migrations
- Loyalty schemes


MoU
CAGR 7-10%
105
2002
2006E

Medium term growth: DATA SERVICES

- Offer customized data services oriented to all customers by segment
- Enhance customer experience with new content & applications
- Guarantee access to affordable and enhanced handsets

UMTS deployment will simultaneously support voice growth and guarantee the future contribution of data services


Data as % of total ARPU
28.7 €
12%
88%
CAGR 17-20%
20%
80%
2002
2006E

Telefónica

...and in LatAm, given the huge market potential

Potential for strong growth in market*


+80-83%
65
2002
2006E

* Includes Brazil (Vivo's areas of operations), Argentina, Chile, Peru, El Salvador, Guatemala, Mexico and Puerto Rico

+52m subs in 2003-06 in total current TEM 's LatAm markets

Our strategy to grow

Brazil

- Leverage on largest mobile community to lead market growth and customer usage
- Growing focus on customer loyalty
- Customer service becoming a market reference

Mexico

- Accelerate GSM network deployment
- Build up a strong commercial channel across the country

- Strengthen local branding
- Leverage scale in handset policies
- Improve channel reach and productivity
- Transfer best practices from TEM Spain and across Latam operations (e.g. channels, branding, loyalty programmes)....

Also, our LatAm wireline business will keep growing organically

Retain and grow customer base while stimulating usage and ARPU

Retain and grow customer base

- Maximise penetration by income level
- Accelerate internet mass penetration (reaching over 2 million DSL in 2006)
- Retain customers through bundling and further segmentation
- Anticipate and minimise churn from high-value, high risk customers

Stimulate usage and ARPU

- Traffic bundling and flat rates, increasing weight of fixed fees
- Introduce new VAS
- Develop new businesses (telemergency, handsets, etc.) leveraging customer base

Continuous organic revenue growth

Telefónica LatAm
€m


CAGR*
6-9%
6,954
2002
2006E

* Constant exchange rate as of 2002

Telefónica

At the same time, we are transforming the company to support growth and cash returns

Objectives

- Sustainable cash flow growth
- Improved returns on capital

Lines of action

Growth

- Broadband
- Wireless
- LatAm Wireline

Transformation

- Commercial oriented company
- Leaner, more efficient business model

A transformation centered around the customer and focused on two key aspects:

Commercial oriented company

- Transition towards most commercially oriented organisation among incumbent telcos
- Build-up of excellent marketing and sales capabilities to ensure growth


Households
Corporations & Government
Individuals
SMEs
Differentiated solutions for each customer need

Leaner, more efficient business model

- Less capital intensity through CapEx optimization towards growth activities
- Step-change increases in operational efficiency and flexibility

An integrated telecom Group serving all customer needs in each segment

We are developing commercial excellence across our business lines in order to stimulate growth

Moving wireline management towards the best commercial practices of our wireless and corporate data businesses

- Mass-market brand management practices
- Management of distribution channels
- Advanced loyalty and retention mechanisms
- Innovative product design tailored to segments
- After-sales support and client development (SMEs)

TPI: The sustained and profitable growth story of a customer driven organization

- "Improving the value proposition to advertisers...
  - Innovative and more specialized editorial products
  - Capturing and monetizing the internet opportunity
  - Transfer and implementation of best practices (LatAm)
- ...through a commercial oriented organization...
  - 70% headcount Marketing and Sales
  - Specialized and segmented sales force
  - CRM:customers loyalty, ARPA increase and churn rate reduction
- ... and achieving cost efficiencies"



Revenues
512
8,2%
533
7-9%
2001
2002
2003E
EBITDA
129
16,6%
150
14-17%
2001
2002
2003E
FX 2001
FX 2002

To do this, we are radically shifting the Group's operations towards commercial activities

Deep workforce transformation in our wireline operations: E.g. Telefónica de España

- Aggressive net headcount reduction plans of 14,700 employees in five years (36% of total workforce)
- Increase of 25% in commercial staff until 2007
- Launch commercial capabilities building programs

Commercial staff over 40% of total in 2007

Increased expenditure directed to commercial efforts

Telefónica Wireline business*


Support Services
Commercial
Network and Operations
23%
39%
39%
16%
55%
29%
2002
2006E

* Aggregated figures for TdE and T.LatAm

We are quickly evolving the Group's economic model towards a leaner one

Leaner business model going forward

More efficient operations

- Simpler, more empowered organisation
- Significant reduction of indirect costs
- Less workforce intensive and streamlined processes and systems

Lower capital intensity

- CapEx optimisation
- Higher asset turnover
- Real estate rationalization

The transformation of our wireline businesses will set up a new industry standard among large European telcos


Telefónica de España
Telefónica LatAm
Total employees
40,659
~ 26,000
25,617
~ 19,300
% of commercial staff
27%
~ 41%
27%
~ 38%
Lines per employee
460
~ 780
836
~ 1,270
2002
2007E
2002
2006E

Moving from a product focus to a customer oriented company

Telefónica

We are optimising CapEx while redirecting more than 50% of it towards broadband and new services...

TRANSFORM.

CapEx optimization without sacrificing growth potential or customer satisfaction...

- Gradual deployment of new technology
  - No commitment to one single technology, benefiting from further innovations
- Maintaining investment flexibility
  - Avoidance of large upfront investments
- Leveraging cost reduction from technology trends
  - New technologies allow lower total costs
  - Delay unnecessary investments to benefit from quick price reduction in existing technologies
- Optimizing capacity and reutilization
  - Benefit from idle capacity due to decrease in fixed voice and narrowband traffic
  - Investments adapted to customer value in each micro-market

CapEx as % of revenues
Telefónica Group



CAGR *
02-06
Maintenance/ traditional business
Transformation /Fixed and Mobile Broadband
13%
66%
34%
9-12%
47%
53%
-10%
9%
2002
2006E

* Constant exchange rates as of 2002

CapEx mix: Telefónica de España



Growth
Traditional
40%
60%
46%
54%
50%
50%
63%
37%
2001
2002
2003E
2006E

Telefónica

...and becoming a much less capital intensive business

TRANSFORM.

CapEx significantly below amortisation reflecting less capital intensity

Depreciation and CapEx over Revenues


Deprec. to Revs.
CapEx to Revs.
31.9%
24.4%
23.6%
13.3%
23.1%
11.3%
16-19%
9-12%
2000*
2002
1H2003
2006E

* Excluding UMTS related costs

Significantly decreasing our total asset base in absolute terms

Total assets
€bn


92
68
-12%/-15%
2000
2002
2006E

Telefónica

Our ultimate aim is to deliver "best-in-class" returns ...

Increasingly high Asset Turnover...

Total Group revenues/Total average assets


56%-59%
34.7%
36.8%
40.3%
2001
2002
1H03*
2006E

*1H03 results annualized

...mounting EBIT margins...

Group EBIT/revenues


28%-31%
17.5%
17.7%
20.8%
2001
2002
1H03
2006E

...and hence dramatically improving Return on Capital and Free Cash Flow

Group ROCE (%)**


6.7%
7.4%
Double-digit ROCE
2001
2002
2005E

Free Cash Flow***
€ bn


0.5
4.5
>27 € bn
2001
2002
Cumulative 2003-2006

** ROCE = EBIT *(1-effective tax rate)/Average Capital employed

*** FCF= EBITDA-CapEx-Net financial expenses-Calls on Cash-Cash taxes-minorities-working capital

...and to deliver to our shareholders the best combination of short-term results, risk profile, and medium-term upside


Business upside, growth capability
Our vision
• Customer-centred, commercially oriented
• One integrated telecom Group, lean business model
• Transparent and consistent
Profitability and cash for shareholders
Risk control, financial and operational effectiveness and stability

Our clear priorities towards cash flow growth and improved capital returns unfold in multiple initiatives in the different business lines

Agenda

October 9th

10:30	**Mr. Julio Linares** Executive Chairman Telefónica de España
12:15	**Mr. José María Álvarez-Pallete** Executive Chairman Telefónica Lationamérica
15:30	**Mr. Eduardo Caride** Executive Chairman Telefónica Empresas

October 10th

09:00	**Mr. Antonio Viana-Baptista** Executive Chairman Telefónica Móviles Group
11:00	**Mr. Santiago Fernández Valbuena** CFO Telefónica Group
12:00	**Mr. César Alierta** Executive Chairman & CEO Telefónica Group

Telefonica